FORM 3A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person	2.	Date of Event Re-	4.	Issuer Name and Ticker and Trading Symbol
quiring Statement
Miller	Jane	S.	(Month/Day/Year)	Select Asset Fund III
(Last)	(First)	(Middle)	08/24/00	5.	Relationship of Reporting Person to Issuer:	6.	If Amendment, Date of
3.	IRS or Social Se-	(Check all applicable)	Original
30900 River Crossing	curity Number of	X	Director	10% Owner	(Month/Day/Year)
(Street)	Reporting Person	Officer	(give	Other (specify
(Voluntary)	title below)	below)
Bingham Farms	MI	48025
(City)	(State)	(ZIP)
Table 1 -- Non-Derivative Securities Beneficially Owned
1.	Title of Security	2.	Amount of Securities	3.	Ownership	4.	Nature of Indirect Beneficial Ownership
(Instr. 4)	Beneficially Owned	Form: Direct
(Instr. 4)	(D) or Indirect
(I) (Instr. 5)
Floating Rate Note	$5,000	D
Floating Rate Note	$5,000	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.